UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of September 2018

Commission File Number: 001-38279

SOGOU INC.

(Exact name of registrant as specified in its charter)

Level 15, Sohu.com Internet Plaza

No. 1 Unit Zhongguancun East Road, Haidian District

Beijing 100084

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒                    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐ No ☒

On September 20, 2018, the registrant and Tencent Holdings Limited (“Tencent”) agreed to extend until September 2023 the period during which Sogou Search will be the default general search engine for Tencent’s products that provide general search offerings, in accordance with the registrant’s and Tencent’s existing business collaboration arrangements. The registrant and Tencent also intend to continue from September 2018 until September 2019 their initiative for the integration into the existing Weixin/WeChat search service of a search function powered by Sogou Search that allows Weixin/WeChat users to access Internet information outside Weixin/WeChat,and have agreed that Sogou Search will be the preferred third-party search function to power such a Weixin/WeChat search function for that period provided Sogou Search meets Tencent’s requirements for user experience, and that the arrangement may be extended for additional successive one-year periods through September 2023.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

SOGOU INC.

By:	/s/ Joe Zhou ( Yi Zhou)
Joe Zhou ( Yi Zhou)
Chief Financial Officer

Date: September 20, 2018

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